UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Jones Soda Co.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48023P106 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 48023P106	Amendment No. 3	Page 2 of 4 Pages
Schedule 13G/A

1.	Names of Reporting Persons. Peter Van Stolk S.S. OR IRS I.D. Nos. of Reporting Persons (Voluntary)

2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,023,194 shares 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,023,194 shares 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,194 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 48023P106	Amendment No. 3	Page 3 of 4 Pages
Schedule 13G/A

Item 1.	(a)		Issuer	Jones Soda Co. (“Issuer”)
	(b)		Principal Executive Offices	234 9th Avenue North Seattle, WA 98109

Item 2.	(a)		Person Filing	Peter Van Stolk
	(b)		Principal Business Office/Residence	234 9th Avenue North Seattle, WA 98109
	(c)		Citizenship	Canada
	(d)		Title of Class of Securities	Common Stock
	(e)		CUSIP Number	48023P106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c) by:			[not applicable]
	(a)	☐	Broker or Dealer registered under Section 15 of the Act
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act
	(e)	☐	Investment Adviser registered under § 203, Investment Advisers Act
	(f)	☐	Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	(h)	☐	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

		If this statement is filed pursuant to Rule 13d-1(c), check this box:		☐

Item 4.	Ownership of More than Five Percent of Class:
	(a)	Amount beneficially owned		2,023,194 shares(1)
	(b)	Percentage of class		9.8%(2)
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or direct the vote	2,023,194 shares
		(ii)	shared power to vote or to direct the vote	-0-
		(iii)	sole power to dispose or to direct disposition of	2,023,194 shares
		(iv)	shared power to dispose or to direct disposition of	-0-
	(1)	Consists of 1,567,994 shares of common stock and stock options exercisable within 60 days of January 31, 2004 to purchase an aggregate of 455,000 shares of common stock.

	(2)	Calculated in accordance with Exchange Act Rule 13d-3 based on 20,714,096 shares of common stock deemed outstanding, comprised of (a) 20,259,096 shares outstanding as of the close of business on January 31, 2004, plus (b) an aggregate of 455,000 shares issuable under stock options exercisable within 60 days of January 31, 2004 held by Mr. van Stolk.

Item 5.	Ownership of Five Percent or Less of Class			[not applicable]

Item 6.	Ownership of More than Five Percent on Behalf of Another.			[not applicable]

Item 7.	Identification and Classification of Subsidiary Which Acquired Security Being Reported on By Parent Holding Company.			[not applicable]

Item 8.	Identification and Classification of Members of Group			[not applicable]

Item 9.	Notice of Dissolution of Group.			[not applicable]

Item 10.	Certification:			[not applicable]

CUSIP NO. 48023P106	Amendment No. 3	Page 4 of 4 Pages
Schedule 13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004

                /s/ Peter Van Stolk

Peter Van Stolk